Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

SEC Mail Processing
Section

OCT 16 2009

Washington, DC
110

14 October 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

MACQUARIE

09047186

Dear Sir/Madam

Macquarie Group Limited <u>(File Number 082-35128)</u> documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

SUPPL

pp. M. Leong

Dennis Leong
Company Secretary

10/22

cag_cosec_syd_prd/68580_1

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

12 October 2009

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited - Issued Ordinary Capital and Options Update – 1 September to 30 September 2009

Since the last notification to ASX on 15 September 2009 of the positions as at 31 August 2009:

(a) the following fully paid ordinary shares were issued at a price of $80.30 each on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited:

- 4,580 shares on 4 September 2009.

(b) on 4 September 2009, 2,000 fully paid ordinary shares were issued at a price of $0.00 each pursuant to the retention agreements entered into with key Orion Financial Inc. ("Orion") employees shortly after completion of the acquisition by Macquarie of Orion in December 2007.

Therefore, as at 30 September 2009, the number of issued fully paid ordinary shares was 332,683,024.

Since the last notification to ASX on 15 September 2009 of the positions as at 31 August 2009, the following issues of new options were processed between 1 September 2009 and 30 September 2009:

- 62,000 options exercisable at $49.32 each and expiring on 8 September 2014 (MQG0437); and
- 64,000 options exercisable at $53.07 each and expiring 22 September 2014 (MQG0438).

Since the last notification to ASX on 15 September 2009 of the positions as at

31 August 2009, the following lapses of unexercised options were processed between 1 September 2009 and 30 September 2009:

- 4,100 options exercisable at $35.28 each and expiring on 22 September 2009 (MQG0272);
- 5,000 options exercisable at $45.15 each and expiring on 22 December 2009 (MQG0283);
- 25,002 options exercisable at $49.16 each and expiring on 22 February 2010 (MQG0291);
- 20,591 options exercisable at $60.41 each and expiring on 8 July 2010 (MQG0303);
- 80,426 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 12,099 options exercisable at $63.33 each and expiring on 22 August 2010 (MQG0308);
- 1,668 options exercisable at $35.28 each and expiring on 22 September 2010 (MQG0312);
- 4,359 options exercisable at $70.56 each and expiring on 10 October 2010 (MQG0317);
- 15,212 options exercisable at $66.92 each and expiring on 8 November 2010 (MQG0319);
- 12,999 options exercisable at $70.47 each and expiring on 23 January 2011 (MQG0324);
- 127,004 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);
- 5,000 options exercisable at $65.96 each and expiring on 22 September 2011 (MQG0347);
- 515 options exercisable at $69.47 each and expiring on 9 October 2011 (MQG0349);
- 2,667 options exercisable at $71.92 each and expiring on 8 December 2011 (MQG0356);
- 2,667 options exercisable at $79.33 each and expiring on 22 January 2012 (MQG0359);
- 1,768 options exercisable at $82.57 each and expiring on 8 February 2012 (MQG0360);
- 4,230 options exercisable at $85.30 each and expiring on 10 April 2012 (MQG0366);
- 7,179 options exercisable at $87.73 each and expiring on 23 April 2012 (MQG0367);
- 5,723 options exercisable at $89.76 each and expiring on 8 May 2012 (MQG0371);
- 1,256 options exercisable at $90.83 each and expiring on 23 July 2012 (MQG0377);

- 125,152 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 2,310 options exercisable at $71.41 each and expiring on 22 August 2012 (MQG0380);
- 3,778 options exercisable at $71.49 each and expiring on 10 September 2012 (MQG0383);
- 1,572 options exercisable at $76.69 each and expiring on 24 September 2012 (MQG0385);
- 929 options exercisable at $71.41 each and expiring on 8 October 2012 (MQG0386);
- 8,666 options exercisable at $86.34 each and expiring on 8 October 2012 (MQG0387);
- 41,750 options exercisable at $79.38 each and expiring on 10 December 2012 (MQG0390);
- 1,563 options exercisable at $54.69 each and expiring on 22 February 2013 (MQG0395);
- 871 options exercisable at $51.34 each and expiring on 25 March 2013 (MQG0397);
- 4,563 options exercisable at $56.79 each and expiring on 8 April 2013 (MQG0398);
- 548 options exercisable at $59.16 each and expiring on 22 April 2013 (MQG0399);
- 8,000 options exercisable at $63.09 each and expiring on 8 May 2013 (MQG0400);
- 3,282 options exercisable at $52.89 each and expiring on 10 June 2013 (MQG0402);
- 3,000 options exercisable at $51.01 each and expiring on 8 August 2013 (MQG0406);
- 175,292 options exercisable at $53.91 each and expiring on 15 August 2013 (MQG0407);
- 471 options exercisable at $48.61 each and expiring on 22 August 2013 (MQG0409);
- 3,473 options exercisable at $53.91 each and expiring on 8 September 2013 (MQG0410);
- 3,000 options exercisable at $45.35 each and expiring on 8 September 2013 (MQG0411);
- 6,166 options exercisable at $53.91 and expiring on 22 September 2013 (MQG0412);
- 8,000 options exercisable at $33.49 each and expiring on 22 September 2013 (MQG0413);
- 704 options exercisable at $53.91 and expiring on 8 October 2013

(MQG0414);

- 101 options exercisable at $36.20 each and expiring on 8 October 2013 (MQG0415);
- 8,000 options exercisable at $27.78 each and expiring on 22 December 2013 (MQG0421);
- 3,000 options exercisable at $17.10 each and expiring on 9 March 2014 (MQG0426); and
- 8,000 options exercisable at $29.41 and expiring on 8 April 2014 (MQG0428).

Also, in the notification to ASX on 13 July 2009 of the lapses of unexercised options processed between 1 June 2009 and 30 June 2009, the following was noted:

- 872 options exercisable at $83.55 each and expiring on 22 February 2012 (MQG0361);

In fact, the following options lapsed unexercised:

- 103 options exercisable at $83.55 each and expiring on 22 February 2012 (MQG0361);

The number of options on issue at 30 September 2009 was 47,048,023 all exercisable into one share per option.

Yours faithfully

Nigel Donnelly
Assistant Company Secretary

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 30 September 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0273	668	$36.99	08/10/2009
MQG0276	1,332	$32.75	08/11/2009
MQG0278	5,000	$41.72	22/11/2009
MQG0279	11,668	$32.75	22/11/2009
MQG0280	27,760	$44.88	08/12/2009
MQG0283	13,334	$45.15	22/12/2009
MQG0284	8,334	$46.97	10/01/2010
MQG0285	5,000	$47.28	10/01/2010
MQG0286	5,000	$48.68	24/01/2010
MQG0288	50,975	$49.31	08/02/2010
MQG0289	3,336	$49.47	08/02/2010
MQG0291	25,618	$49.16	22/02/2010
MQG0292	22,502	$49.51	08/03/2010
MQG0293	21,668	$49.57	22/03/2010
MQG0294	38,336	$47.82	08/04/2010
MQG0295	39,877	$45.14	22/04/2010
MQG0296	22,162	$49.31	08/04/2010
MQG0297	22,500	$45.89	09/05/2010
MQG0298	15,068	$49.18	23/05/2010
MQG0300	45,835	$54.24	08/06/2010
MQG0301	31,668	$58.02	22/06/2010
MQG0302	8,334	$49.18	22/06/2010
MQG0303	15,388	$60.41	08/07/2010
MQG0304	13,524	$63.42	22/07/2010
MQG0305	6,699,490	$63.34	01/08/2010
MQG0306	17,658	$62.13	08/08/2010
MQG0307	30,834	$63.34	08/08/2010
MQG0308	43,332	$63.33	22/08/2010
MQG0309	38,674	$65.72	08/09/2010
MQG0310	6,707	$63.34	08/09/2010
MQG0313	16,334	$67.85	22/09/2010
MQG0314	680	$63.34	22/09/2010
MQG0316	11,167	$63.34	10/10/2010
MQG0317	43,332	$70.56	10/10/2010
MQG0318	41,333	$64.16	24/10/2010
MQG0319	30,040	$66.92	08/11/2010
MQG0320	53,841	$70.60	22/11/2010
MQG0321	48,972	$68.24	08/12/2010
MQG0322	23,667	$68.36	22/12/2010
MQG0323	16,702	$67.85	09/01/2011
MQG0324	12,152	$70.47	23/01/2011
MQG0325	61,478	$63.09	08/02/2011
MQG0327	20,371	$61.33	22/02/2011
MQG0328	58,334	$60.35	08/03/2011
MQG0329	17,473	$61.91	22/03/2011

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 30 September 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0330	68,835	$68.01	10/04/2011
MQG0331	23,406	$68.83	24/04/2011
MQG0333	64,407	$70.21	08/05/2011
MQG0334	15,000	$66.83	22/05/2011
MQG0335	17,333	$65.12	08/06/2011
MQG0336	71,000	$65.95	22/06/2011
MQG0337	10,310	$68.03	10/07/2011
MQG0338	8,000	$62.75	22/07/2011
MQG0339	8,460,999	$61.79	01/08/2011
MQG0340	23,167	$61.79	08/08/2011
MQG0341	66,650	$60.99	08/08/2011
MQG0342	16,985	$61.79	22/08/2011
MQG0343	56,539	$61.03	22/08/2011
MQG0344	4,000	$61.79	08/09/2011
MQG0345	161,877	$64.43	08/09/2011
MQG0346	2,000	$61.79	22/09/2011
MQG0347	29,916	$65.96	22/09/2011
MQG0348	3,060	$61.79	09/10/2011
MQG0349	77,151	$69.47	09/10/2011
MQG0350	4,000	$64.43	09/10/2011
MQG0351	10,948	$64.43	23/10/2011
MQG0352	31,333	$72.17	23/10/2011
MQG0353	54,915	$73.31	08/11/2011
MQG0354	35,390	$73.31	20/11/2011
MQG0355	14,583	$74.11	22/11/2011
MQG0356	15,898	$71.92	08/12/2011
MQG0357	49,400	$75.57	22/12/2011
MQG0358	13,333	$78.24	08/01/2012
MQG0359	55,666	$79.33	22/01/2012
MQG0360	37,203	$82.57	08/02/2012
MQG0361	8,252	$83.55	22/02/2012
MQG0362	32,061	$80.01	08/03/2012
MQG0363	72,000	$80.04	22/03/2012
MQG0364	4,000	$60.99	22/03/2012
MQG0365	12,500	$47.82	23/05/2010
MQG0366	31,411	$85.30	10/04/2012
MQG0367	202,334	$87.73	23/04/2012
MQG0368	1,666	$60.41	08/07/2010
MQG0369	5,000	$63.42	22/07/2010
MQG0370	4,000	$70.60	22/11/2010
MQG0371	69,225	$89.76	08/05/2012
MQG0372	81,984	$94.48	22/05/2012
MQG0373	4,000	$80.04	08/06/2012
MQG0374	56,600	$87.77	08/06/2012
MQG0375	31,000	$91.30	22/06/2012

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 30 September 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0376	81,831	$87.18	09/07/2012
MQG0377	47,874	$90.83	23/07/2012
MQG0378	40,050	$73.86	08/08/2012
MQG0379	9,108,506	$71.41	15/08/2012
MQG0380	50,032	$71.41	22/08/2012
MQG0381	58,359	$68.06	22/08/2012
MQG0382	78,543	$71.41	10/09/2012
MQG0383	112,079	$71.49	10/09/2012
MQG0384	1,000	$71.41	24/09/2012
MQG0385	105,926	$76.69	24/09/2012
MQG0386	1,071	$71.41	08/10/2012
MQG0387	54,334	$86.34	08/10/2012
MQG0388	69,012	$82.37	22/10/2012
MQG0389	41,256	$77.55	22/11/2012
MQG0390	308,379	$79.38	10/12/2012
MQG0391	51,608	$74.30	24/12/2012
MQG0392	54,556	$72.27	08/01/2013
MQG0393	131,191	$64.40	22/01/2013
MQG0394	160,344	$63.74	08/02/2013
MQG0395	41,139	$54.69	22/02/2013
MQG0396	68,869	$47.79	10/03/2013
MQG0397	64,667	$51.34	25/03/2013
MQG0398	138,334	$56.79	08/04/2013
MQG0399	46,521	$59.16	22/04/2013
MQG0400	105,400	$63.09	08/05/2013
MQG0401	51,000	$59.58	22/05/2013
MQG0402	77,387	$52.89	10/06/2013
MQG0403	20,000	$48.78	23/06/2013
MQG0404	47,471	$47.29	08/07/2013
MQG0405	53,089	$47.29	22/07/2013
MQG0406	50,212	$51.01	08/08/2013
MQG0407	15,898,964	$53.91	15/08/2013
MQG0408	94,080	$53.91	22/08/2013
MQG0409	120,938	$48.61	22/08/2013
MQG0410	22,255	$53.91	08/09/2013
MQG0411	147,000	$45.35	08/09/2013
MQG0412	101,050	$53.91	22/09/2013
MQG0413	144,769	$33.49	22/09/2013
MQG0414	88,610	$53.91	08/10/2013
MQG0415	108,324	$36.20	08/10/2013
MQG0416	160,315	$53.91	22/10/2013
MQG0417	71,576	$32.39	22/10/2013
MQG0418	83,975	$31.99	10/11/2013
MQG0419	45,000	$25.39	24/11/2013
MQG0420	48,000	$28.48	08/12/2013

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 30 September 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0421	37,000	$27.78	22/12/2013
MQG0422	69,000	$31.73	08/01/2014
MQG0423	24,000	$26.66	22/01/2014
MQG0424	28,000	$23.84	09/02/2014
MQG0425	11,000	$21.24	23/02/2014
MQG0426	25,332	$17.10	09/03/2014
MQG0427	21,000	$23.17	23/03/2014
MQG0428	126,000	$29.41	08/04/2014
MQG0429	69,000	$30.89	22/04/2014
MQG0430	41,000	$34.02	08/05/2014
MQG0431	3,000	$36.87	09/06/2014
MQG0432	21,000	$37.17	22/06/2014
MQG0433	67,000	$36.73	08/07/2009
MQG0434	27,000	$39.03	22/07/2009
MQG0435	23,000	$44.21	10/08/2014
MQG0436	8,000	$45.71	24/08/2014
MQG0437	62,000	$49.32	08/09/2014
MQG0438	64,000	$53.07	22/09/2014
	47,048,023		

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited	&	Macquarie Group Limited
ABN	46 008 583 542	&	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter M Kirby
Date of last notice	31 July 2009 but 3 November 2008 re: ConnectEast Group ("CEU") stapled units.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	5 October 2009
No. of securities held prior to change	170,562 CEU stapled units
Class	CEU stapled units.
Number acquired	85,281 CEU stapled units
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.33 per stapled unit
No. of securities held after change	255,843 CEU stapled units
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Units allotted pursuant to the Retail Entitlement Offer

cag_cosec_syd_prd/177143_1

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

9 October 2009